UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2006

Commission File Number: 000-14740

Widescope Resources Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On June 29, 2006 the Corporation held its Annual & Special Meeting of shareholders. At that meeting all matters proposed for consideration by the shareholders were approved.  On July 12, 2006 the Corporation changed its name from International Gemini Technology Inc. to Widescope Resources Inc.  There
was no change in the Corporation's capital structure. The July 20, 2006 news release, Exhibit 99.1, was filed with the Canadian regulators via
www.sedar.com and contains the details and results of the shareholders meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Widescope Resources Inc.

Date: July 20, 2006	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	July 20 1996 News Release